Exhibit (a)(21)
UPDATED MESSAGE RE: INACTIVE OPTIONS & TERMINATED EMPLOYEES
Some options held by current employees may be designated as “Inactive.” These options may be subject to adverse tax consequences under §409A. To mitigate these consequences, we are now offering current employees the opportunity to cure them. Although you may exercise your “Inactive” options now, it may not be in your best interest to do so to the extent they vested after 12/31/04 until they are cured. If you require any earlier exercise of your potential § 409A-covered option, you should consult with your personal tax advisor to understand the implications that may result. If, following such consultation, you want to exercise these options, contact Katherine Watt at (408) 542-4128. Individuals not currently employed by Finisar were sent a revised letter on December 17, 2007 regarding exercise of their options.